UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

February 5, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On November 2, 2003, the Registrant announced to the Superintendencia de Valores y Seguros of Chile (the "SVS") the decision of the Board of Directors to assemble an Ordinary Shareholders' Meeting on February 19, 2004. Attached is an English translation of the report that was filed by the Registrant with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

- Notice of Ordinary Shareholders' Meeting 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: February 5, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 5, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information about the Ordinary Shareholder's Meeting, to be held on February 19, 2004, at 12:00 AM, at the Auditorium of Consorcio Nacional de Seguros' Building, located at El Bosque Sur 130 Avenue, Las Condes Commune, Santiago city. Such Form is an English translation of the report that Gener filed in Spanish on February 2, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 2, 2004

Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Dear Sir,

According to Article 63 of Law 18.046, related to Publicly Trading Companies, and File N. 614 of this Superintendence, we inform you the resolution of the Board of Directors of AES Gener S.A., during the Extraordinary Session N. 84, held on January 30, 2004, to assemble an Ordinary Shareholder's Meeting on February 19, 2004, at 12:00 AM, at the Auditorium of Consorcio Nacional de Seguros' Building, located at El Bosque Sur Avenue 130, Las Condes Commune, Santiago city.

The subjects to be discussed are:

1. Approval of Annual Report and Financial Statements corresponding to the year finalized on December 31, 2003, including the external auditors' report;

2. Earnings distribution and dividend payment;

3. Remuneration of the members of the Director's Committee, approval of the Committee's budget for 2004 and information about the expenses and activities develop in this Committee;

4. Designation of External Auditors for 2004;

5. Dividend Policy;

6. Information about the operations defined under the article 44 of the Publicly Trading Companies; and

7. All related issues related to this type of Meetings.

Only the shareholders registered in the Shareholders' Record on February 13, 2004 will have the right to participate in this Meeting.

The power process, if necessary, will be at the same day of the Meeting, from 11:00 AM to 12:00 AM, at the same location of the Meeting.

Sincerely yours,

Francisco J. Castro Crichton

Deputy CEO

AES Gener S.A.